UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	333-88679

HOLLYWOOD CASINO SHREVEPORT*

SHREVEPORT CAPITAL CORPORATION

(Exact name of registrant as specified in its charter)

5601 Bridge Street, Suite 300

Fort Worth, Texas  76112-2355

(817) 492-7065

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

$150,000,000 of 13% First Mortgage Notes with Contingent Interest due August 1, 2006

$39,000,000 of 13% Senior Secured Notes with Contingent Interest due August 1, 2006

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record of the $150,000,000 of 13% First Mortgage Notes with Contingent Interest due August 1, 2006 of the registrants as of the certification or notice date:  19

Approximate number of holders of record of the $39,000,000 of 13% Senior Secured Notes with Contingent Interest due August 1, 2006 of the registrants as of the certification or notice date:  5

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:	July 21, 2005	Hollywood Casino Shreveport*
		By:	HCS I, Inc., its Managing General Partner

		By:	/s/ John C. Hull
John C. Hull
Chairman of the Board of Directors and Chief Executive Officer

Dated:	July 21, 2005	Shreveport Capital Corporation

		By:	/s/ John C. Hull
John C. Hull
Chairman of the Board of Directors and Chief Executive Officer

* On July 21, 2005, Hollywood Casino Shreveport changed its name to Eldorado Casino Shreveport Joint Venture.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.